Item 77C - Votes

A Special Meeting of Shareholders of Transparent Value Trust (the “Trust”), was held on October 30, 2015 to adopt a proposal to elect the Guggenheim Funds Board of Trustees as the new Trustees to the Board of the Trust (the “Proposal”). The Proposal was voted on and approved by the Shareholders of the Portfolio.

As of September 16, 2015, the following number of shares were outstanding for each of the Funds:

Funds                                                                                                                                                                      Shares Issued and Outstanding

Transparent Value Large-Cap Aggressive Fund	2724,237.694
Transparent Value Large-Cap Core Fund	924,658.717
Transparent Value Large-Cap Defensive Fund	4,606,394.346
Transparent Value Dividend Fund	2,756,083.487
Transparent Value Large-Cap Growth Fund	433,605.161
Transparent Value Large-Cap Market Fund	5,300,480.905
Transparent Value Large-Cap Value Fund	414,374.901
Transparent Value Directional Allocation Fund	105,279,410.053
Transparent Value Small-Cap Fund	249,032.958
Transparent Value Directional Allocation VI Portfolio	748,482.016

Proposal 1: Election of Trustees

A total of $1,251,618,901 net assets were voted, representing 85.22% of the net asset value for the Trust. A quorum was present with respect to each Trust.

Randall C. Barnes had received not less than 102,952,949 votes cast by holders of the Trust’s common shares for his election, and that not less than 1,661,452 of the Trust’s common shares had abstained from voting.

Donald C. Cacciapaglia had received not less than 102,956,182 votes cast by holders of the Trust’s common shares for his election, and that not less than 1,658,219 of the Trust’s common shares had abstained from voting.

Donald A. Chubb Jr. had received not less than 102,951,195 votes cast by holders of the Trust’s common shares for his election, and that not less than 1,663,206 of the Trust’s common shares had abstained from voting.

Jerry B. Farley had received not less than 102,923,879 votes cast by holders of the Trust’s common shares for his election, and that not less than 1,690,522 of the Trust’s common shares had abstained from voting.

Roman Friedrich III had received not less than 102,951,195 votes cast by holders of the Trust’s common shares for his election, and that not less than 1,663,206 of the Trust’s common shares had abstained from voting.

Robert B. Karn III had received not less than 102,967,944 votes cast by holders of the Trust’s common shares for his election, and that not less than 1,646,457 of the Trust’s common shares had abstained from voting.

Ronald A. Nyberg had received not less than 102,946,563 votes cast by holders of the Trust’s common shares for his election, and that not less than 1,667,838 of the Trust’s common shares had abstained from voting.

Maynard F. Oliverius had received not less than 102,978,869 votes cast by holders of the Trust’s common shares for his election, and that not less than 1,635,532 of the Trust’s common shares had abstained from voting.

Ronald E. Toupin, Jr. had received not less than 102,973,073 votes cast by holders of the Trust’s common shares for his election, and that not less than 1,641,328 of the Trust’s common shares had abstained from voting.